Exhibit 12.1

Ratio of earnings to fixed charges

	2000	2001	2002	2003	2004	2005-Q1

Earnings	27,117	(12,523)	(13,857)	(8,005)	6,179	4,021

Fixed charges	--	--	--	--	384	662
Ratio	NA	NA	NA	NA	16.09	6.07